UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )

               99 CENTS ONLY STORES
(Name of Issuer)

                 Common Stock, No Par Value
(Title of Class of Securities)

                65440K106
(CUSIP Number)

               October 11, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           Rule 13d-1(b)
☐           Rule 13d-1(c)
☐           Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 65440K106	SCHEDULE 13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FBR & Co. N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,000
	6	SHARED VOTING POWER 3,639,235
	7	SOLE DISPOSITIVE POWER 10,000
	8	SHARED DISPOSITIVE POWER 3,639,235
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,649,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.17%
12	TYPE OF REPORTING PERSON HC

CUSIP No. 65440K106	SCHEDULE 13G	Page 3 of 9Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FBR Asset Management Holdings, Inc. N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,639,235
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,639,235
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,639,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.16%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 65440K106	SCHEDULE 13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FBR Fund Advisers, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,639,235
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,639,235
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,639,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.16%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 65440K106	SCHEDULE 13G	Page 5 of 9 Pages

Item 1.    (a).    Name of Issuer:  99 Cents Only Stores

               (b).    Address of Issuer's Principal Executive Offices:

4000 East Union Pacific Avenue
City of Commerce, CA 90023

Item 2.    (a).    Name of Person Filing:
                                 (i)    FBR & Co.
(ii)   FBR Asset Management Holdings, Inc.
(iii)  FBR Fund Advisers, Inc.

               (b).    Address of Principal Business Office or, if none, Residence:

                                FBR & Co.
FBR Asset Management Holdings, Inc.
FBR Fund Advisers, Inc.
1001 Nineteenth Street North
Arlington, VA 22209

             (c).    Citizenship or Place of Organization:

FBR & Co.
FBR Asset Management Holdings, Inc.
                                           Virginia

FBR Fund Advisers, Inc.
                                            Delaware

             (d).    Title of Class of Securities:  Common Stock, no par value

             (e).    CUSIP Number:  65440K106

Item 3.         If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
                   (a)      [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
                   (b)      [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
                   (c)      [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c);
                   (d)     [ ]  Investment company registered under section 8 of the Investment CompanyAct of 1940 (15 U.S.C. 80a-8);
                   (e)     [x]  An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);
                   (f)      [ ]  An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
                   (g)     [x]  A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);
                   (h)     [ ]  A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
                   (i)      [ ]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
                            Company Act of 1940 (15 U.S.C. 80a-3);
                   (j)      [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.      Ownership:

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
                     Item 1.

           (a).    Amount beneficially owned:
 (i)    FBR & Co.                                                                           3,649,235
 (ii)   FBR Asset Management Holdings, Inc.                        3,639,235
 (iii)  FBR Fund Advisers, Inc.                                                  3,639,235

           (b).    Percent of class:
 (i)    FBR & Co.                                                                           5.17%
 (ii)   FBR Asset Management Holdings, Inc.                        5.16%
 (iii)  FBR Fund Advisers, Inc.                                                  5.16%

CUSIP No. 65440K106	SCHEDULE 13G	Page 6 of 9 Pages

    (c).    Number of shares as to which the person has:

                        (1)  Sole power to vote or to direct the vote:

 (i)    FBR & Co.                                                                           10,000
 (ii)   FBR Asset Management Holdings, Inc.                                 0
 (iii)  FBR Fund Advisers, Inc.                                                           0

                        (2)   Shared power to vote or to direct the vote:

 (i)    FBR & Co.                                                                           3,639,235
 (ii)   FBR Asset Management Holdings, Inc.                        3,639,235
 (iii)  FBR Fund Advisers, Inc.                                                  3,639,235

                         (3)   Sole power to dispose or to direct the disposition of:

 (i)    FBR & Co.                                                                           10,000
 (ii)   FBR Asset Management Holdings, Inc.                                 0
 (iii)  FBR Fund Advisers, Inc.                                                           0

                         (4)   Shared power to dispose or to direct the disposition of:

 (i)    FBR & Co.                                                                           3,639,235
 (ii)   FBR Asset Management Holdings, Inc.                         3,639,235
 (iii)  FBR Fund Advisers, Inc.                                                   3,639,235

Item 5.        Ownership of Five Percent or Less of a Class:                                                                                                           ☐

Not Applicable

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person:

                    Not Applicable

Item 7.        Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

     Not Applicable

Item 8.         Identification and Classification of Members of the Group:

                     Not Applicable

Item 9.         Notice of Dissolution of Group:

                     Not Applicable

CUSIP No. 65440K106	SCHEDULE 13G	Page 7 of 9 Pages

Item 10.        Certification:

By signing  below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

CUSIP No. 65440K106	SCHEDULE 13G	Page 8 of 9 Pages

                                                     SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FBR & CO.*

Date:  October 13, 2011                                                                 By:       /s/ Ann Marie Pulsch
          Name:  Ann Marie Pulsch
                                                                                                          Title:    Corporate Secretary

FBR ASSET MANAGEMENT HOLDINGS, INC.*

Date:  October 13, 2011                                                                 By:       /s/ Ann Marie Pulsch
          Name:  Ann Marie Pulsch
                                                                                                          Title:    Corporate Secretary

FBR FUND ADVISERS, INC.*

Date:  October 13, 2011                                                                 By:       /s/ Kimberly Bradshaw
          Name:  Kimberly Bradshaw
                                                                                                          Title:    Corporate Secretary

*  The Reporting Persons disclaim beneficial ownership in the shares represented herein except to the extent of their pecuniary interest therein.

CUSIP No. 65440K106	SCHEDULE 13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934 (the "Act"), only one joint statement and any amendments thereto need to be filed whenever one or more  persons  are  required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendments thereto is filed on behalf of each of them;

NOW, THEREFORE, the parties hereto agree as follows:

FBR & CO., FBR ASSET MANAGEMENT HOLDINGS, INC. AND FBR FUND ADVISERS, INC. hereby agree, in accordance with Rule 13d-1(k) under the Act, to file a joint statement on Schedule 13G  relating to their ownership of Common Stock of the Issuer and do hereby further agree that said statement shall be filed on behalf of each of them.

FBR & CO.*

Date:  October 13, 2011                                                                 By:       /s/ Ann Marie Pulsch
         Name:  Ann Marie Pulsch
                                                                                                         Title:    Corporate Secretary

FBR ASSET MANAGEMENT HOLDINGS, INC.*

Date:  October 13, 2011                                                                 By:       /s/ Ann Marie Pulsch
          Name:  Ann Marie Pulsch
                                                                                                          Title:    Corporate Secretary

FBR FUND ADVISERS, INC.*

Date:  October 13, 2011                                                                 By:       /s/ Kimberly Bradshaw
          Name:  Kimberly Bradshaw
                                                                                                         Title:    Corporate Secretary

*  The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.